

May 21, 2013

<u>Via E-mail</u>
Mitchell K. Dauerman
Chief Financial Officer
The Ultimate Software Group, Inc.
2000 Ultimate Way
Weston, FL 33326

> **Re: The Ultimate Software Group, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 8, 2013**
> **File No. 000-24347**

Dear Mr. Dauerman:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Definitive Proxy Statement on Schedule 14A</u>

<u>Compensation Discussion and Analysis, page 21</u>

1.   Item 402(a)(3) of Regulation S-K requires that the company disclose executive compensation for its principal executive officer, principal financial officer and "three most highly compensated executive officers other than the principal executive officer and the principal financial officer who were serving at the end of the last completed fiscal year." Please advise why the company provides executive compensation disclosure for only three named executive officers.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions you may contact Luna Bloom, Staff Attorney, at (202) 551-3194 or Matthew Crispino, Staff Attorney, at (202)-551- 3456. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief